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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ January 2008

PEDIMENT EXPLORATION LTD.
(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Notice of Meeting and Record Date, January 17, 2008

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                        Yes ___   No <u>xxx</u>



Bull, Housser & Tupper LLP

3000 Royal Centre . PO Box 11130
1055 West Georgia Street
Vancouver . BC . Canada . V6E 3R3
Phone 604.687.6575   Fax 604.641.4949
www.bht.com

Reply Attention of:	David M. Hunter
Direct Phone:	604.641.4963
Direct Fax:	604.646.2634
E-mail:	dmh@bht.com
Our File:	07-2822
Date:	January 16, 2008

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission

Attention: Statutory Filings Department

Dear Sirs/Mesdames:

Re: Notice of Record Date Under National Instrument 54-101

In accordance with National Instrument 54-101, we hereby give you notice of a meeting of the shareholders for the under-mentioned issuer:

Issuer:	Pediment Exploration Ltd.
Security Description:	Common shares
CUSIP #:	70532U103
Meeting Type:	Annual General & Special
Record Date for Notice & Voting:	Tuesday, February 12, 2008
Beneficial ownership determination date:	Tuesday, February 12, 2008
Meeting Date:	Thursday, March 20, 2008

Yours truly,

Bull, Housser & Tupper LLP

"David M. Hunter"

David M. Hunter

dmh/hmb/1606608
Copy to TSX Venture Exchange; Securities Commissions for each of: Saskatchewan, Manitoba, Ontario, Nova Scotia and Newfoundland; Registrar of Securities for each of: Prince Edward Island, Government of the Yukon Territory and Nunavut Territory; Office of the Administrator - New Brunswick; Securities Registry - Government of the Northwest Territories; Autorité des marchés financiers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)


Date: January 23, 2008   By /s/ Gary Freeman
                                 Gary Freeman, President/CEO/Director